Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

20 June 2019

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

The 2019 Annual General Meeting of James Hardie Industries plc (James Hardie) will be held on Friday, 9 August 2019 in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland at 7:00am (Dublin time) and simultaneously via teleconference.

Security holders wishing to (a) place an item on the agenda of the AGM must submit a request in accordance with Articles 53(b) and 53(c) of James Hardie’s Articles of Association, or (b) make a director nomination must submit a request in accordance with Article 111 (b)(ii) of James Hardie’s Articles of Association, in each case by either:

.	Delivering a hard copy of the request to James Hardie’s registered office:
Europa House, 2nd Floor Harcourt Centre, Harcourt Street Dublin 2, D02 WR20, Ireland; or
.	Emailing a soft copy of the request to: investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom),
Anne Lloyd (USA), Rada Rodriguez (Sweden), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895